Filed Pursuant to Rule 424(b)(3)
Registration No. 333-61726

StemCells, Inc.

Prospectus Supplement
(To Prospectus Dated July 2, 2001)

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

      We delivered a draw down notice to Sativum Investments Limited, dated as of December 10, 2002, in connection with the common stock purchase agreement dated as of May 10, 2001 evidencing an equity line facility between us and Sativum. In the draw down notice, we notified Sativum that we are exercising our right to sell up to $263,000 of our common stock to Sativum based on the formula in the stock purchase agreement, during the 20 trading days beginning on December 11, 2002. During the first 10 trading days, Sativum purchased a total of 107,812 shares of our common stock at an average purchase price of $1.0977 per share, net of Sativum’s discount of six percent. Our placement agents, Pacific Crest Securities, Inc. and Granite Financial Group, Inc. received $2,367 and $1,184, respectively, as placement fees in connection with this draw down, resulting in net proceeds to us of $113,800 for the first 10 trading day settlement period after paying escrow fees.

     The attached prospectus relates to the resale of shares acquired by Sativum pursuant to the stock purchase agreement. Because Sativum may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that it will hold after the completion of the offering.

     We expect to use the proceeds of this sale of common stock primarily for general corporate purposes. We will not receive any proceeds from the resale of our common stock by Sativum.

Recent Development

     As we previously reported, the Nasdaq Stock Market approved our application to transfer the listing of our common stock from the National Market to the SmallCap Market, effective December 23, 2002 at the opening of business.

The date of this prospectus supplement is December 30, 2002.